UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

XOMA Ltd.

(Name of Issuer)

Common Shares, $.0005 par value

(Title of Class of Securities)

G9825R107 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP No. G9825R107

1.	Names of Reporting Persons. QVT Financial LP I.R.S. Identification Nos. of above persons (entities only).

11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

6,218,832 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

6,218,832 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,218,832 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.85%
12.	Type of Reporting Person (See Instructions)

PN

Page 2 of 9 pages

CUSIP No. G9825R107

1.	Names of Reporting Persons. QVT Financial GP LLC I.R.S. Identification Nos. of above persons (entities only).

11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

6,218,832 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

6,218,832 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,218,832 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

5.85%
12.	Type of Reporting Person (See Instructions)

OO

Page 3 of 9 pages

CUSIP No. G9825R107

1.	Names of Reporting Persons. QVT Fund LP I.R.S. Identification Nos. of above persons (entities only).

98-0415217
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,259,063 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,259,063 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,259,063 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.98%
12.	Type of Reporting Person (See Instructions)

PN

Page 4 of 9 pages

CUSIP No. G9825R107

1.	Names of Reporting Persons. QVT Associates GP LLC I.R.S. Identification Nos. of above persons (entities only).

01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

0
6. Shared Voting Power

5,259,063 shares
7. Sole Dispositive Power

0
8. Shared Dispositive Power

5,259,063 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,259,063 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11.	Percent of Class Represented by Amount in Row (9)

4.98%
12.	Type of Reporting Person (See Instructions)

OO

Page 5 of 9 pages

Item 1	(a).	Name of Issuer

XOMA Ltd. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is: 2910 Seventh Street, Berkeley, California 94710, United States

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office or, if none, Residence

Item 2	(c).	Citizenship

                    QVT Financial LP

                    1177 Avenue of the Americas, 9th Floor

                    New York, New York 10036

                    Delaware Limited Partnership

                    QVT Financial GP LLC

                    1177 Avenue of the Americas, 9th Floor

                    New York, New York 10036

                    Delaware Limited Liability Company

                    QVT Fund LP

                    Walkers SPV, Walkers House

                    P.O. Box 908GT

                    Mary Street

                    George Town, Grand Cayman, Cayman Islands

                    Cayman Islands Limited Partnership

                    QVT Associates GP LLC

                    1177 Avenue of the Americas, 9th Floor

                    New York, New York 10036

                    Delaware Limited Liability Company

Item 2	(d).	Title of Class of Securities

Common Shares, $0.0005 par value (the “Common Shares”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Common Shares is G9825R107.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 6 of 9 pages

Item 4.	Ownership.

(a) Amount beneficially owned:

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund LP (the “Fund”), which beneficially owns 5,259,063 Common Shares, consisting of 1,201,844 Common Shares and an additional 4,057,219 Common Shares issuable upon conversion of the Issuer’s convertible notes. QVT Financial is also the investment manager for a separate discretionary account managed for Deutsche Bank AG (the “Separate Account”), which holds 959,769 Common Shares, consisting of 204,154 Common Shares and an additional 755,615 Common Shares issuable upon conversion of the Issuer’s convertible notes. QVT Financial has the power to direct the vote and disposition of the Common Shares held by the Fund and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 6,218,832 Common Shares, consisting of the shares owned by the Fund and the shares held in the Separate Account.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of Common Shares reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund, may be deemed to beneficially own the same number of Common Shares reported by the Fund.

Each of QVT Financial and QVT Financial GP LLC disclaim beneficial ownership of the shares owned by the Fund and the shares held in the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all Common Shares owned by the Fund, except to the extent of its pecuniary interest therein.

(b) Percent of class:

See Item 11 of the Cover Pages to this Schedule 13G.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See item (a) above.

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See item (a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following…..☒.

QVT Fund LP and QVT Associates GP LLC have ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007

QVT Financial LP		QVT Fund LP

By QVT Financial GP LLC, its General Partner		By QVT Associates GP LLC, its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT Financial GP LLC		QVT Associates GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Page 8 of 9 pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 13, 2007

QVT Financial LP		QVT Fund LP

By QVT Financial GP LLC,		By QVT Associates GP LLC,
its General Partner		its General Partner

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

QVT Financial GP LLC		QVT Associates GP LLC

By:	/s/ Nicholas Brumm	By:	/s/ Nicholas Brumm
Name:	Nicholas Brumm	Name:	Nicholas Brumm
Title:	Managing Member	Title:	Managing Member

By:	/s/ Tracy Fu	By:	/s/ Tracy Fu
Name:	Tracy Fu	Name:	Tracy Fu
Title:	Managing Member	Title:	Managing Member

Page 9 of 9 pages